UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D
[ ] Form N-SAR [ ] Form N-CSR

For Period Ended: December 31, 2006
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: _______________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant: UAL Corporation

Former Name if Applicable

Address of Principal Executive Office (Street and Number): 1200 East Algonquin Road

City, State and Zip Code: Elk Grove Township, IL 60007

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

 PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

UAL Corporation (the "Company") emerged from Chapter 11 bankruptcy reorganization on February 1, 2006. As a result of complications from its bankruptcy reorganization, the Company is not able without unreasonable effort or expense to conclude all of the processes and procedures necessary for it to complete the preparation of its tax accounting. As a result, the Company is not able to complete its consolidated financial statements for the month of January 2006 (predecessor period) and the eleven months ended December 31, 2006 (successor period) and its assessment as of December 31, 2006 of its internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 necessary to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2006 within the period prescribed for the filing of such report. The Company anticipates filing the Annual Report on Form 10-K prior to March 16, 2007.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

(Name) Paul R. Lovejoy         (Area Code)         (847) (Telephone Number) 700-4000

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X]Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company reported a net loss of approximately $21.2 billion, which includes bankruptcy reorganization expenses of $20.6 billion, for the year ended December 31, 2005. For the month of January 2006, the Company recorded net income of $22.9 billion, which includes bankruptcy reorganization income of $22.9 billion. The Company's results of operations for the eleven months ended December 31, 2006 are not comparable to its results of operations before its emergence from bankruptcy, because its operations beginning February 1, 2006 are, if effect, those of a new entity. The Company expects its net income for the eleven months ended December 31, 2006, will be an improvement of over $21 billion as compared to its 2005 net loss largely due to the bankruptcy reorganization items incurred in 2005.

UAL Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 1, 2007                                                                    By: /s/ Frederic F. Brace
                                                                                                    Name: Frederic F. Brace
                                                                                                    Title: Executive Vice President and Chief Financial Officer